UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549
                            ----------

                            FORM 10-C

           Report by Issuer of Securities Quoted on the
                        OTC Bulletin Board

           Filed pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934 and Rule 13a-17
                       or 15d-17 thereunder

                       SAGE RESOURCES, INC.
          (Exact name of issuer as specified in charter)

                100 California Street, Suite 1400
                     San Francisco, CA  94111
             (Address of principal executive offices)

     Issuer's telephone number, including area code:    (415) 393-0724


          I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of Security. . . . . . . . . . . . . . . . . .N/A
     2.   Number of shares outstanding before the change . . .N/A
     3.   Number of shares outstanding after the change. . . .N/A
     4.   Effective date of change . . . . . . . . . . . . . .N/A
     5.   Method of change:. . . . . . . . . . . . . . . . . .N/A


          II.  CHANGE IN NAME OF ISSUER

     1.   Name prior to change . . . . . . . . . .. . . . Sage Resources, Inc.
     2.   Name after change. . . . . . . . . .  WorldPort Communications, Inc.
     3.   Effective date of charter amendment changing name October 1, 1996
     4.   Date of shareholder approval of change, if required September 30, 1996


     Date ...October 3, 1996             /s/ Edward Mooney
                                        (Officer's signature and title)